Cindy Shy, P.C.
                 A professional law corporation
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525 South 300 East * Salt Lake City, Utah 84111 * Telephone (801) 323-2392

                                        February 18, 2000


James M.  Daly
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549


      RE:            Winners Internet Network, Inc.
                     Form 10-SB filed December 23, 1999
                     File No. 0-28641


Dear Mr. Daly,

     Winners Internet received its first comment letter from your office regarding the above identified registration statement on February 17, 2000. Winners Internet acknowledges that the 60 day comment period will pass before it will be able to address such comments. Accordingly, Winners Internet withdraws the registration statement pending resolution of the pending comments and requests your prompt consent to such withdrawal prior to the effective date of February 22, 2000.

     It is the intention of Winners Internet to refile the registration statement addressing the pending comments and recent changes in the direction of Winners Internet.

     This letter is countersigned by David Skinner, Jr., President of Winners Internet who is authorized to take this action.

     Thank you for your cooperation in this matter.


 Sincerely,

 /s/ Cindy Shy

 Cindy Shy
 Attorney

                                   WINNERS INTERNET NETWORKS, INC.

                                        /s/ David Skinner, Jr.
                                   By: ________________________________
                                         David Skinner, Jr.
                                         President